UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Horizon Lines, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44044K101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K101	13G	Page2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Giovine Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 44044K101	13G	Page3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas A. Giovine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is filed with respect to the Common Stock of Horizon Lines, Inc., a Delaware corporation, to amend the Schedule 13G filed on January 8, 2009 (the “Schedule 13G”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

As of the close of business on December 31, 2009:

A.	Giovine Capital

(a) Amount beneficially owned: 0 shares of Common Stock.

(b) Percent of class: 0.0%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 30,284,448 shares of Common Stock issued and outstanding as of October 21, 2009 as reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2009.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)   Sole power to dispose or direct the disposition: -0-

(iv)   Shared power to dispose or direct the disposition: -0-

B.	Mr. Giovine

(a) Amount beneficially owned: 0 shares of Common Stock.

(b) Percent of class: 0.0%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)    Shared power to dispose or direct the disposition: -0-

Item 5:	Ownership of Five Percent or Less of a Class:

Item 5 of the Schedule 13G is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2010

GIOVINE CAPITAL GROUP LLC

By:	/s/ David R. Beach_______________
Name:	David R. Beach
Title:	Chief Operating Officer

/s/ Thomas A. Giovine

Thomas A. Giovine

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH

RESPECT TO HORIZON LINES, INC.]